ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2017

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	41,274
Receivables:		
Fees from AB Mutual Funds		9,855
Due from Parent		16,435
Due from affiliates		333
Deferred sales commissions, net		29,703
Deferred taxes		4,451
Other assets		974
Total assets	$	103,025

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	14,035
Accounts payable and accrued expenses		17,419
Due to affiliates		3,208
		249,682
Commitments and contingencies *(See Note 5)*		
Stockholder's equity:		
Common stock, par value $.10 per share;		
1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		67,578
Retained earnings		785
Total stockholder's equity		68,363
Total liabilities and stockholder's equity	$	103,025

The accompanying notes are an integral part of this financial statement.